UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 27, 2010

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release reporting STMicroelectronics N.V.’s 2010 Third Quarter and Nine Month Financial Results.

STMicroelectronics Reports 2010 Third Quarter and Nine Month
Financial Results

•	Net revenues $2,657 million, up 16.8% year-over-year and 5.0% sequentially
•	Gross margin of 39.2%, up 90 basis points sequentially
•	Return on Net Assets (RONA) attributable to ST 19.0%*

Amsterdam, October 26, 2010 - STMicroelectronics (NYSE: STM) reported financial results for the third quarter and nine months ended September 25, 2010.

Third quarter net revenues increased 16.8% on a year-over-year basis, with all regions and all market segments, excluding Telecom, posting revenue growth. Year-over-year regional growth was led by Greater China-South Asia with sales growth of 29%, followed by the Americas with a 27% increase. Sequential net revenues growth of 5% was led by Greater China-South Asia and Japan-Korea with 9% and 7% growth, respectively. By product segment, on a year-over year basis, IMS and ACCI grew revenues by 43% and by 29%, respectively, while Wireless decreased by 23%. Sequentially, net revenues increased by 7% for IMS, and by 4% for both ACCI and Wireless.

President and CEO Carlo Bozotti commented, “Our third quarter financial performance reflected high demand for our products and the effective operating leverage of our model. ST reported both revenues and gross margin above the mid-point of our guidance range. These results underscore the quality of our product portfolio and validate our roadmap to enhance our return on invested capital.

“Our two largest product sectors, ACCI and IMS, both achieved record levels of sales in the quarter, with IMS surpassing one billion dollars in quarterly sales for the first time.

“At the operating profit level, results were also very good. ACCI operating margin increased to 11.7% while IMS rose to 19.7%. These strong results are primarily due to the strengthening of our product portfolio and already meet or exceed our operating margin goals for the end of 2010.

“ST-Ericsson continues to make progress in its ongoing portfolio transition and restructuring efforts and, as expected, reported sequential revenue growth of 4% and improvements of operating results.
_______________
 (*)Return on Net Assets (RONA) attributable to ST is a non-U.S. GAAP measure. RONA attributable to ST is before tax and is calculated as annualized adjusted operating income attributable to ST divided by reported net assets excluding 50% of ST-Ericsson net assets as consolidated by ST. Please refer to Attachment A for additional information explaining why the Company believes these measures are important and for reconciliation to U.S. GAAP.

 “Thanks to ST’s strong improvement in operating results as well as accelerated net asset turns, the RONA and RONA attributable to ST reached 13% and 19%, respectively. We moved into our targeted ranges well in advance of our expectations even during this exceptional period of investment in wireless R&D.*

“The R&D investments in our product portfolio, the work on improving our cost structure, and the marketing and sales initiatives, in combination with favorable market conditions, have enabled ST to deliver progressively stronger financial results throughout the first three quarters of 2010. In summary, ST met or exceeded all key performance targets in the third quarter.”

Third Quarter Review

ST’s net revenues for the third quarter of 2010 totaled $2,657 million and included sales recorded by ST-Ericsson as consolidated by ST. Net revenues increased 16.8% compared to the year-ago quarter and 5% sequentially.

On a year-over-year basis, all market segments, except Telecom, posted growth, with Consumer increasing by 36%, Automotive by 31%, Industrial & Other by 25%, and Computer by 18%. Telecom declined by 12%. Distribution increased 61%. Sequentially, all market segments, except Industrial & Other, increased with Computer higher by 16%, Consumer by 6%, Automotive by 4% and Telecom by 3%. Industrial & Other decreased by 5% due to product mix, principally in smartcards. Distribution increased sequentially by 7%.

Net Revenues By Market Segment / Channel (a) (In %)	Q3 2010	Q2 2010	Q3 2009
Market Segment / Channel:
Automotive	14%	14%	12%
Computer	13%	12%	13%
Consumer	13%	13%	11%
Industrial & Other	7%	8%	7%
Telecom	31%	32%	41%
Total OEM	78%	79%	84%
Distribution	22%	21%	16%

(a) Sales recorded by ST-Ericsson and consolidated by ST are included in Telecom and Distribution.

Gross margin increased again in the third quarter of 2010 to 39.2%, 90 basis points higher than the 38.3% reported in the prior quarter, mainly due to manufacturing efficiencies and product innovation. Gross margin improved significantly compared to 31.3% in the year-ago period principally reflecting a return to normal fab loading as well as ongoing improvements from new products.

Combined SG&A and R&D expenses were $839 million in the third quarter of 2010, significantly down compared to $895 million in the prior quarter and $885 million in the year-ago quarter, due to the impact of ongoing restructuring together with a seasonal favorable effect. Combined operating expenses, as a percentage of sales, were 31.6% vs. 35.4% in the prior quarter, and 38.9% in the year-ago quarter.

Related to the Company’s cost-realignment initiatives, primarily in ST-Ericsson, ST posted third quarter impairment and restructuring charges of $27 million. ST posted impairment and restructuring charges of $12 million and $53 million in the prior quarter and year-ago period, respectively.

ST reported an operating profit of $193 million in the third quarter of 2010, compared to a profit of $91 million in the prior quarter and a loss of $196 million in the year-ago quarter.
____________

(*) RONA and RONA attributable to ST are non-U.S. GAAP measures. For additional information, please refer to Attachment A.

Revenues and Operating Results by Product Segment

The following table provides a breakdown of revenues and operating results by product segment.
Operating Segment (In Million US$)	Q3 2010 Net Revenues	Q3 2010 Operating Income (Loss)	Q2 2010 Net Revenues	Q2 2010 Operating Income (Loss)	Q3 2009 Net Revenues	Q3 2009 Operating Income (Loss)
ACCI (a)	1,086	128	1,045	99	839	(33)
IMS (a)	1,012	199	945	137	706	23
Wireless (b)	546	(94)	525	(137)	705	(75)
Others (c)(d)	13	(40)	16	(8)	25	(111)
TOTAL	2,657	193	2,531	91	2,275	(196)

ACCI (Automotive/Consumer/Computer/Communication Infrastructure Product Groups) third quarter net revenues increased 29% year-over-year to a record $1,086 million, driven by strong growth in all product groups. Sequentially, ACCI grew net revenues 4%, led by robust demand for printer products and ICs for automotive applications. ACCI posted operating income of $128 million, compared to income of $99 million in the prior quarter and a loss of $33 million in the year-ago quarter. Third quarter ACCI operating margin improved sequentially to 11.7% from 9.5%.

IMS (Industrial and Multisegment Product Sector) third quarter net revenues increased 43% year-over-year to $1,012 million, surpassing the $1 billion level for the first time. Revenue growth was strong in all segments and in distribution. Sequentially, IMS grew net revenues 7%, led by microcontrollers, analog, MEMS and power products. IMS operating income continued to increase, reaching $199 million in the third quarter, and compares to income of $137 million and $23 million in the prior and year-ago quarters, respectively. Third quarter IMS operating margin improved sequentially to 19.7% from 14.4%.

Mr. Bozotti commented, “Our efforts to develop waves of innovative products are producing results and we are benefiting from our investments in product R&D. Several new and important products contributed to the revenue growth in the third quarter, including our gyroscope families, our general-purpose 32-bit microcontroller families and our power and smart-power products, which serve many different markets.

“We expect many of the new products moving through our development pipeline to also contribute to our growth in the coming quarters. Some of our most promising new products include our latest generation digital TV SoCs and Display Port interface ICs, MEMS microphones and motion sensors and high-performance analog products for a variety of applications such as advanced sensors for medical and power-line communication ICs for smart grids.”

Wireless net revenues in the third quarter increased 4% sequentially to $546 million, reflecting good traction of ST-Ericsson’s new, high-value entry 2G/EDGE products, which were partially offset by product mix variations and intense competition in China. Wireless operating loss in the third quarter was

 ____________
 (a)Reflecting the transfer of a small business unit from ACCI to IMS as of January 1, 2010, the Company has reclassified prior period revenues and operating income results from ACCI to IMS.
(b) Starting February 3, 2009, “Wireless” includes the portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenues and operating results, as well as other items affecting operating results related to the wireless business.
(c) Net revenues of “Others” includes revenues from sales of Subsystems, assembly services and other revenues.
(d) Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, start-up and phase-out costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and the other costs that are not allocated to product groups, as well as operating earnings or losses of the Subsystems and Other Products Group. “Others” includes $0 million, $0 million and $47 million of unused capacity charges in the third and second quarters of 2010 and third quarter of 2009, respectively; and $27 million, $12 million and $53 million of impairment and restructuring charges in the third and second quarters of 2010 and third quarter of 2009, respectively.

$94 million, an improvement over the prior quarter operating loss of $137 million due to higher revenues, the savings generated by the restructuring plans and positive seasonal effects. Wireless operating loss in the third quarter of 2010 excludes $18 million in restructuring charges related to ST-Ericsson.

ST recorded $60 million of income in the third quarter of 2010, $74 million and $48 million in the prior quarter and year-ago period, respectively, reflecting the net results attributable to non-controlling interest, mainly related to the ST-Ericsson joint venture. This amount is posted below operating results in ST’s Consolidated Income Statement and reflects primarily Ericsson’s 50% share in the joint venture’s results, as consolidated by ST.

For additional information, including key design wins, on ST-Ericsson, see www.stericsson.com

Net Results

ST reported net income of $198 million in the third quarter of 2010, or $0.22 per diluted share, compared to a net income of $356 million in the prior quarter and a net loss of $201 million in the year-ago period. On an adjusted basis, excluding the net gain on the Numonyx divestiture recorded in the 2010 second quarter and restructuring charges in both periods, ST reported third quarter 2010 net income of $211 million, or $0.23 per diluted share compared to $159 million, or $0.18 per diluted share in the second quarter of 2010.*

For the 2010 third quarter, the effective average exchange rate for the Company was approximately $1.34 to €1.00 compared to $1.35 to €1.00 for the 2010 second quarter and $1.38 to €1.00 for the 2009 third quarter.

Cash Flow and Balance Sheet Highlights

Net operating cash flow, excluding M&A, was $228 million, including the sale of an additional $112 million, net, of receivables without recourse by ST-Ericsson in the third quarter. Net operating cash flow, excluding M&A, was $212 million and $100 million in the prior and year ago periods, respectively. For the first nine months of 2010, net operating cash flow, excluding  M&A, was $616 million.*
Capital expenditures, principally front-end equipment to support various technologies and selective programs, were $298 million during the third quarter of 2010 compared to $134 million in the prior quarter. For the 2010 nine-month period, capital expenditures totaled $611 million.

Inventory was $1.43 billion at quarter end, including the effect of currency translation, compared to $1.30 billion at June 26, 2010 and at September 26, 2009. In the third quarter inventory turns were 4.5, in-line with the Company’s target range of 4.5 to 5.0 turns, compared to 4.8 in both the prior and year-ago quarters.

Excluding Micron shares currently held as marketable securities, ST’s net financial position significantly improved to a net cash position of $878 million at September 25, 2010 compared to $702 million at June 26, 2010 and $420 million at December 31, 2009. ST’s cash and cash equivalents, short-term deposits, marketable securities (current and non-current, excluding Micron shares) equaled $2.78 billion. Total debt was $1.90 billion.*

In addition, ST has significantly improved its liquidity and available credit facilities. The Company collected its $250 million cash deposit formerly restricted as collateral for the Hynix-Numonyx joint-venture and signed on September 27, 2010 a new, unutilized €350 million credit facility at competitive terms with the European Investment Bank.
__________
 (*)Adjusted net earnings, net operating cash flow and net financial position are non-U.S. GAAP measures. For additional information, please refer to Attachment A.

Also, in the third quarter, the Company paid $120 million in outstanding cash to repurchase approximately 16% of its outstanding 2016 convertible bonds and a portion of its 2013 senior bonds. The redemption of $568 million in residual 2016 bonds from outstanding cash islikely to occur in February 2011.

Total equity was $8.35 billion, including non-controlling interest of $1.00 billion.

Based on record net asset turns of approximately 1.6, in the third quarter the Company posted a return on net assets (RONA) of 13% as reported and RONA attributable to ST of 19%.*

Legal proceedings with respect to the collection of approximately $358 million due to ST by Credit Suisse pursuant to the FINRA award are continuing, with trial before the Court of Appeals of the Federal Circuit currently set to occur as from the last week of March 2011.

2010 Nine Months Results

Net revenues for the nine months of 2010 increased 26.8% to $7,513 million from $5,927 million in the year-ago period mainly due to significantly better industry conditions and solid performance of the Company’s product portfolio.

Gross margin was 38.4% of net revenues, compared to 28.2% of net revenues for the 2009 nine months, reflecting significantly improved fab loading and the success of the Company’s product offering. Net income, as reported, was $611 million in the first nine months of 2010, or $0.68 per diluted share, compared to a net loss of $1,061 million, or $1.21 per share in the first nine months of 2009. On an adjusted basis, excluding impairment, restructuring charges and a net gain on the Numonyx divestiture, ST reported in the 2010 nine-month period a net income of $433 million, or $0.48 per diluted share compared to a loss of $663 million, or $0.76 per share, both net of related taxes.*

On a year-over-year basis, the effective average exchange rate for the Company was approximately $1.36 to €1.00 for the nine months of 2010, compared to $1.35 to €1.00 for the nine months of 2009.

2010 Nine Months Revenue and Operating Results by Product Segment

In Million US$	Nine Months 2010		Nine Months 2009
Product Segment	Net Revenues	Operating Income (Loss)	Net Revenues	Operating Income (Loss)
ACCI	3,041	275	2,171	(131)
IMS	2,767	427	1,816	6
Wireless	1,658	(347)	1,873	(308)
Others	47	(92)	67	(583)
TOTAL	7,513	263	5,927	(1,016)

Fourth Quarter 2010 Business Outlook

Mr. Bozotti stated, “Even though in the third quarter the level of bookings in certain market applications softened from the very high levels in prior periods, we are encouraged by the level of our backlog in the fourth quarter. As a result, we expect sequential net revenue growth of between 2% and 7%. We also expect the fourth quarter to show a further improvement in our gross margin to about 39.5%, plus or minus 1.0 percentage point.

__________

 (*)Adjusted net earnings, RONA and RONA attributable to ST are non-U.S. GAAP measures. For additional information, please refer to Attachment A.

“The first nine months of 2010 represents a significant turnaround for the Company. Our financial performance exiting the deep recession of 2009 and our enhanced product portfolio have positioned us to be a much stronger company. Based upon our fourth quarter outlook, we expect to finish 2010 with a solid level of profitability overall and a very strong financial position.”

This outlook is based on an assumed effective currency exchange rate of approximately $1.36 = €1.00 for the 2010 fourth quarter. The fourth quarter will close on December 31, 2010.

Recent Corporate Developments

•
In a major step of the joint-venture agreement signed early this year, Enel Green Power, Sharp and STMicroelectronics on August 2, 2010, signed a binding letter of commitment for a 150 million euro project financing agreement for the development of what will be Italy’s biggest photovoltaic panel factory. More recently, the 3Sun partners announced the appointment by its Board of Directors of both the Chairman and Chief Executive Officer. Andrea Cuomo will serve as 3Sun Chairman, while retaining his position at ST as Executive Vice President for the Europe, Middle East and Africa Region, and Mauro Curiale, currently CEO of Enel SOLE, has been named Chief Executive Officer.

•
ST was recognized for its achievements in ‘Sustainability’ by Nokia, the world leader in mobile communications. In presenting its award for ‘Outstanding Achievement in the Category of Sustainability’ to ST at Nokia World 2010 in London, Nokia applauded “STMicroelectronics’ outstanding commitment and efforts in sustainable business practices.”

Q3 2010 Products, Technology and Design Wins

Automotive, Consumer, Computer and Communication Infrastructure (ACCI)
Product Highlights

Automotive
•	Microcontrollers (MCUs)
o	Key design win for ST’s 32-bit Power Architecture® MCU family for a steering application for a major European maker’s complete car platform.
o	Achieved ‘first silicon’ of ST’s proprietary 55nm embedded-Flash process at its 300mm wafer fab in Crolles, for implementation in ST’s family of automotive MCUs.
•	Body Electronics
o
Strengthened leadership in ‘door zone’ applications with a design win from a leading European car maker for a new device that embeds ‘Partial Networking’ IP. ‘Partial Networking’ can make a significant contribution to reductions in cost  and CO2 emissions and is expected to become standard in car networking.

o
Important design win for a smart gate-driver IC in a world-leading power-steering platform. The chip will be supplied to all three OEM suppliers to the platform, breaking 15 years of dominance by ST’s major competitor in this field.

•	Safety applications
o
First major award for ST’s third-generation vision processor, EyeQ3, from a major European car maker as a standard fit worldwide from 2014.  The device includes a full package of Advanced Driver-Assistance System (ADAS) functionality, including pedestrian and animal detection, vehicle detection, traffic-sign recognition, intelligent high-beam control and collision avoidance.

o	Began supplying a complete smart-power airbag chipset for two vehicle platforms to a major car maker in Japan, leading to the beginning of new business with the OEM’s selected supplier.
•	Infotainment
o	Shipment of the Cartesio+ navigation processor in high volumes to Garmin for its next-generation Personal Navigation Devices (PNDs).
o	First to production for a start/stop-compliant car radio amplifier.

o	Strengthened leadership in car radio applications with a major design win from a leading maker of tuners and power amplifiers in Japan.
o	Introduction of new ConneXt I/O Hub for next-generation in-vehicle entertainment applications.

Consumer
•	Set-top boxes (STBs)
o	Major design win at Sagemcom for the STi7108, ST’s most advanced hybrid broadcast/broadband STB decoder System-on-Chip (SoC).
o
More than 15 high-definition decoder platforms, implemented in 55nm technology, designed and deployed at major operators worldwide, reaching cumulative shipments of 20 million units by the end of the quarter.

o	Major hybrid broadcast/broadband platform awarded to ST for deployment in the UK.
o	Design win for ‘analog switch-off’ migration to HDTV and a major satellite broadcaster in the Middle East with deployment starting in 2011.
o	Massive deployment of highly integrated and high-performance MPEG-2 cable (STi5197) and satellite (STi5189) platforms in China, India and Latin America.
•	Integrated Digital TV (iDTV)
o
Launched  three new highly integrated digital TV SoCs, enabling enhanced user experience and new Internet TV services. The FLI7525 ‘Freeman Premier’ delivers the highest level of integration for 120Hz 3D TV solutions; the FLI7540 ‘Freeman Ultra’ and the FLI2520 ‘Diamond’, a companion chip, deliver uncompromised system performance for 240Hz and 3D TV solutions embedding the industry’s first integration of the VESA-standard iDP (Internal DisplayPort) panel interface.

o
Key design-ins for the FLI7540 ‘Freeman Ultra’ include a European TV maker acclaimed for its performance and trend-setting designs, and for the FLI7525 ‘Freeman Premier’ include a recognized Japanese TV ODM supplier to the European market.

•	Monitors
o	Major design win for DisplayPort and TV scaler technology from a key tier-one OEM.
o
Several new design wins for the STD80xx Faroudja® -based LCD-controller SoC family, which offers advanced image processing and DisplayPort and HDMI receivers for monitor and multi-function-monitor (MFM) applications.

•	Audio
o
Key design win for SoundTerminal ICs from a top-tier TV maker in Japan for its 2011 model. The win strengthens the SoundTerminal family’s capability to deliver ‘filterless operation,’ which can lead to significant cost reductions for customers.

Computer and Communications Infrastructure
o	Design win for a new ASIC implemented in 32nm low-power high-performance CMOS technology, featuring embedded DRAM, from a world leader in high-speed and high-precision instrumentation applications.
o
Introduction of the SPEAr1310 – the industry’s first embedded microprocessor to combine two ARM Cortex-A9 cores with DDR3-1066 (third-generation double-data rate at 1066-Gbit/s) memory interface. Manufactured in low-power 55nm CMOS technology, the processor delivers high-performance computing and customizability for multiple embedded applications, together with the outstanding cost competitiveness offered by SoC devices.

Industrial and Multisegment Sector (IMS) Product Highlights

MEMS (Micro-Electro-Mechanical Systems), Sensors and High-Performance Analog
•	MEMS
o	High-volume sales of three-axis gyroscopes are spreading into mobile phone and gaming platforms; ST earned numerous design wins at mobile phone makers in US, Korea and Japan.

o	Ramping up volume production of 3-axis accelerometer for new MP3 player from a leading consumer manufacturer.
o
Introduction of high-performance, low-power, stereo MEMS microphone, targeting existing and emerging audio applications across a range of market segments. The digital microphone IC is now under qualification for notebook PCs.

o	e-Compass IC now in production at major mobile phone maker in China.
•	Sensors
o	Strong interest emerging from next-generation Smartphone makers for new pressure sensor.
o	Starting production of bio-sensors for major medical company in the US.
•	Analog
o	Design win for ‘Rad-Hard’ (radiation-hardened) op-amps for the Galileo European navigation satellite system.
o	New op amp now in full production at major mobile maker in Korea.
o	Innovative smart pushbutton on/off controller IC in production at a major eBook manufacturer in Asia.

Power Conversion and Energy Metering
o	Design win for high-efficiency buck regulator for notebook PCs from a major US computer maker.
o	Controller IC gained the major share in a switched-mode power-supply design for a new LED-backlit TV in Korea.
o	Design win for the ‘e-Fuse’ family for hard-disk arrays from a US computer maker.
o	Design win for new power IC in new utility metering systems in the US.
o	STarGRID™ power-line communication SoC being used in advanced Automatic Meter Management equipment in ‘STAR Project’ in Spain.

Power Transistors
o	MDmesh V power transistors continue their success with design wins for solar panel applications and high-end switched-mode power-supply adapters.
o	Two design wins for IGBTs and intelligent power modules, respectively, for leading industrial and appliance customers.
o	Design win for a high-voltage power MOSFET in a battery charger for an important mobile consumer product.
o	Design wins for a low-voltage PowerFLAT™ power MOSFET with two leading PC makers.
o	Production ramp-up of a specially customized RF power transistor for a major medical MRI equipment manufacturer in Europe.

ESD Protection and Signal Filtering
o	Introduction of the world’s smallest flow-through dual-line protection devices, designed to protect USB2.0 ports and micro-ports in portable applications.
o	Introduction of a new generation of common-mode filter ICs, integrating ESD protection, for high-speed data communications, such as IEEE1394, USB 3.0, Serial ATA and PCI-Express based applications.

Microcontrollers
o
Extension of the STM8L EnergyLite™ ultra-low-power MCU family with new devices offering features, such as larger program/data memory, high-accuracy time-keeping, a controller for up to 16 touch-sensitive keys, and support for 128-bit AES encryption.

o	Launch of the high-performance STM32 Audio Engine, delivering access to a professionally developed high-quality codec, together with rich audio-system features, low memory usage and long battery life.
o	Design-ins for the 32-bit STM32 microcontroller at world leading OEMs in healthcare applications, such as glucose meters and respiratory systems, and in smart metering.

o	Shipment of several million units of the STM32 Performance Line MCUs to a major OEM for gaming accessories.

Secure Microcontrollers
o	Design-ins at major handset and smartcard manufacturers for the ST21NFCA, ST’s single-chip solutions for NFC (Near Field Communication) applications.
o	Design-ins at major smartcard manufacturers for the 32-bit ST33F1M Secure MCU for high-end SIM card applications.

Memories
o	Several design-ins for ST’s new and innnovative dual-interface EEPROM at key metering and medical OEMs.

ST-Ericsson Highlights

o	Two leading handset manufacturers chose solutions from ST-Ericsson’s high-value entry portfolio for new multimedia phones.
o	Samsung selected the cost effective and highly integrated single-chip multimedia G4852 platform to underpin its new E2152 phone.
o	Sony Ericsson selected the very power-efficient, compact and cost-effective EDGE platform for the Sony Ericsson Spiro with Walkman™ music phone.
o	M7211 TD-HSDPA modem platform selected by Sony Ericsson to empower its first TD smartphone, the A8i, which was unveiled in August in China.
o
Launched the M5730, an extremely power-efficient and compact HSPA+ modem capable of transmitting data at speeds of up to 21Mbps. Already being sampled by customers, mobile devices including the HSPA+ modem, such as smartphones and other connected devices, are expected to be shipping in early 2011.

o
ST-Ericsson underlined its commitment to be a leader in mobile computing, and to continue to introduce new technologies and architectures to the market early, by cooperating with ARM as a lead partner for the new Cortex-A15 MPCore processor.

All of STMicroelectronics’ press releases are available at www.st.com/stonline/press/news/latest.htm.
All of ST-Ericsson’s press releases are available at www.stericsson.com/press/press_releases.jsp.

Faroudja, SPEAr, MDmesh, PowerFLAT and EnergyLite are trademarks of STMicroelectronics. All other trademarks or registered trademarks are the property of their respective owners.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including adjusted operating income (loss), adjusted net earnings (loss), adjusted net earnings (loss) per share, net operating cash flow and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•
Changes in demand in the key application markets and from key customers served by our products, which make it extremely difficult to accurately forecast and plan our future business activities. In particular, following a period of significant order cancellations in 2009, we have in 2010 experienced  a strong surge in customer demand, which has led to capacity constraints in certain applications, and we may in the future, in case of excessive inventory at customers or distribution channels, experience order cancellations;

•
our ability to utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs during periods of reduced customer demand, as well as our ability to ramp up production efficiently and rapidly to respond to increased customer demand, in an intensely cyclical and competitive industry, and the financial impact of obsolete or excess inventories if actual demand differs from our expectations;

•
the operations of the ST-Ericsson Wireless joint venture, which represents a significant investment and risk for our business and which may lead to significant additional impairment and restructuring charges, in the event ST-Ericsson is unable to successfully compete in a rapidly changing and increasingly competitive market;

•
our ability to compete in the semiconductor industry since a high percentage of our costs are fixed and are incurred in Euros and currencies other than U.S. dollars, especially in light of the increasing volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•
changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	product warranty or liability claims based on epidemic failures or recalls by our customers for a product containing one of our parts;

•
our ability in an intensively competitive environment to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations; and

•
changes in the political, social or economic environment, including as a result of military conflict, social unrest and/or terrorist activities, economic turmoil, as well as natural events such as severe weather, health risks, epidemics, earthquakes, volcano eruptions or other acts of nature in, or affecting, the countries in which we, our key customers or our suppliers, operate.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes,” “expects,” “may,” “are expected to,” ”, “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2009, as filed with the SEC on March 10, 2010. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

The management of STMicroelectronics will conduct a conference call and webcast on October 27, 2010 at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss its operating performance for the third quarter of 2010.

The conference call and webcast will be available via the Internet by accessing: http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download and install any necessary audio software. The webcast and conference call will be available until November 5, 2010.

About STMicroelectronics
STMicroelectronics is a global leader serving customers across the spectrum of electronics applications with innovative semiconductor solutions. ST aims to be the undisputed leader in multimedia convergence and power applications leveraging its vast array of technologies, design expertise and combination of intellectual property portfolio, strategic partnerships and manufacturing strength. In 2009, the Company’s net revenues were $8.51 billion. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Group VP, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

(Attachment A)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data
Readers are cautioned that the supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Adjusted operating income (loss) is used by our management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items. Adjusted operating income (loss) excludes impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by our management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items. Adjusted earnings exclude impairment, restructuring charges and other related closure costs attributable to ST, the impact of equity investment divestiture, other-than-temporary impairment (OTTI) charges on financial assets, net of the relevant tax impact.

Return on net assets (RONA) is considered by our management to be the key financial and economic metric to measure the return on invested capital. RONA is the ratio of operating income before impairment and restructuring charges divided by average net assets used during the period. ST defines average net assets as average total assets net of total liabilities as reported in our consolidated balance sheet excluding all items related to our financial position such as cash and cash equivalents, marketable securities, short term deposits, bank overdrafts, current portion of long term debt and long term debt.

Adjusted operating income attributable to ST is calculated as adjusted operating income (loss) excluding 50% of ST-Ericsson operating income (loss) before restructuring as consolidated by ST. Adjusted operating margin attributable to ST is calculated as adjusted operating income attributable to ST divided by reported revenues excluding 50% of ST-Ericsson revenues as consolidated by ST. RONA attributable to ST is calculated as annualized adjusted operating income attributable to ST divided by reported net assets excluding 50% of ST-Ericsson net assets as consolidated by ST.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q3 2010 (US$ millions and cents per share)	Gross Profit	Operating Income	Net Earnings	Corresponding EPS (diluted)
U.S. GAAP	1,041	193	198	0.22
Impairment & Restructuring		27	18
Estimated Income Tax Effect			(5)
Non-U.S GAAP	1,041	220	211	0.23

Q2 2010 (US$ millions and cents per share)	Gross Profit	Operating Income	Net Earnings	Corresponding EPS (diluted)
U.S. GAAP	968	91	356	0.39
Impairment & Restructuring		12	8
Equity Investment Divestiture			(265)
Estimated Income Tax Effect			60
Non-U.S GAAP	968	103	159	0.18

Q3 2009 (US$ millions and cents per share)	Gross Profit	Operating Income (Loss)	Net Earnings (Loss)	Corresponding EPS
U.S. GAAP	713	(196)	(201)	(0.23)
Impairment & Restructuring		53	45
Estimated Income Tax Effect			3
Non-U.S GAAP	713	(143)	(153)	(0.17)

(more)

(Attachment A – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, net of bank overdrafts, if any, current and non-current marketable securities excluding Micron shares received in connection with the sales of Numonyx, short-term deposits and non-current restricted cash, and our total financial debt includes the current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	September 25, 2010	June 26, 2010	September 26, 2009
Cash and cash equivalents, net of bank overdrafts	1,473	1,268	1,576
Marketable securities, current (a)	1,176	1,094	955
Short-term deposits	67	62	-
Non-current restricted cash	-	250	250
Marketable securities, non-current (a)	64	57	170
Total financial resources	2,780	2,731	2,951
Current portion of long-term debt and short-term debt	(717)	(802)	(230)
Long-term debt	(1,185)	(1,227)	(2,455)
Total financial debt	(1,902)	(2,029)	(2,685)
Net financial position	878	702	266

(a) Excludes Micron shares received in connection with the sale of Numonyx in Q210.

Net operating cash flow is defined as net cash from operating activities minus net cash used in investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities (both current and non-current), short-term deposits and restricted cash. We believe net operating cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies.

Net Operating Cash Flow (in US$ millions)	Q3 2010	Q2 2010	Q3 2009
Net cash from (used in) operating activities	548	361	225
Net cash from (used in) investing activities	(120)	(300)	(311)
Payment for purchases of (proceeds from sale of) current and non-current marketable securities and short-term deposits and restricted cash, net	(204)	151	181
Net operating cash flow	224	212	95
Net operating cash flow (ex M&A)	228	212	100

---end---

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	September 25,	September 26,
	2010	2009

Net sales	2,634	2,269
Other revenues	23	6
NET REVENUES	2,657	2,275
Cost of sales	(1,616)	(1,562)
GROSS PROFIT	1,041	713
Selling, general and administrative	(281)	(290)
Research and development	(558)	(595)
Other income and expenses, net	18	29
Impairment, restructuring charges and other related closure costs	(27)	(53)
Total Operating Expenses	(848)	(909)
OPERATING INCOME (LOSS)	193	(196)
Interest income (expense), net	(2)	4
Loss on equity investments	(8)	(42)
Loss on financial instruments, net	(1)	-
INCOME (LOSS) BEFORE INCOME TAXES	182	(234)
AND NONCONTROLLING INTEREST
Income tax expense	(44)	(15)
INCOME (LOSS) BEFORE NONCONTROLLING INTEREST	138	(249)
Net loss attributable to noncontrolling interest	60	48
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY	198	(201)

EARNINGS (LOSS) PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	0.22	(0.23)
EARNINGS (LOSS) PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	0.22	(0.23)

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED EARNINGS (LOSS) PER SHARE	910.1	878.3

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Nine months ended
	(Unaudited)	(Unaudited)
	September 25,	September 26,
	2010	2009

Net sales	7,452	5,895
Other revenues	61	32
NET REVENUES	7,513	5,927
Cost of sales	(4,627)	(4,257)
GROSS PROFIT	2,886	1,670
Selling, general and administrative	(864)	(856)
Research and development	(1,747)	(1,763)
Other income and expenses, net	60	127
Impairment, restructuring charges and other related closure costs	(72)	(194)
Total Operating Expenses	(2,623)	(2,686)
OPERATING INCOME (LOSS)	263	(1,016)
Other-than-temporary impairment charge on financial assets	-	(72)
Interest income, net	2	6
Loss on equity investments and gain on investment divestiture	251	(324)
Loss on financial instruments, net	(12)	(8)
INCOME (LOSS) BEFORE INCOME TAXES	504	(1,414)
AND NONCONTROLLING INTEREST
Income tax benefit (expense)	(99)	142
INCOME (LOSS) BEFORE NONCONTROLLING INTEREST	405	(1,272)
Net loss attributable to noncontrolling interest	206	211
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY	611	(1,061)

EARNINGS (LOSS) PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	0.69	(1.21)
EARNINGS (LOSS) PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	0.68	(1.21)

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED EARNINGS (LOSS) PER SHARE	912.2	876.4

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	September 25,	June 26,	December 31,
In million of U.S. dollars	2010	2010	2009
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	1,473	1,268	1,588
Restricted cash	43	250	-
Short-term deposits	67	62	-
Marketable securities	1,556	1,557	1,032
Subordinated notes	-	78	-
Trade accounts receivable, net	1,424	1,442	1,367
Inventories, net	1,432	1,302	1,275
Deferred tax assets	219	177	298
Assets held for sale	29	29	31
Other receivables and assets	727	651	753
Total current assets	6,970	6,816	6,344

Goodwill	1,060	1,041	1,071
Other intangible assets, net	747	771	819
Property, plant and equipment, net	3,868	3,618	4,081
Long-term deferred tax assets	375	414	333
Equity investments	143	66	273
Restricted cash	-	-	250
Non-current marketable securities	165	246	42
Other investments and other non-current assets	378	300	442
	6,736	6,456	7,311
Total assets	13,706	13,272	13,655

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	717	802	176
Trade accounts payable	1,411	1,346	883
Other payables and accrued liabilities	1,140	1,197	1,049
Dividends payable to shareholders	123	185	26
Deferred tax liabilities	3	10	20
Accrued income tax	203	124	126
Total current liabilities	3,597	3,664	2,280

Long-term debt	1,185	1,227	2,316
Reserve for pension and termination indemnities	299	280	317
Long-term deferred tax liabilities	30	21	37
Other non-current liabilities	242	239	342
	1,756	1,767	3,012
Total liabilities	5,353	5,431	5,292
Commitment and contingencies
Equity
Parent company shareholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,156	1,156	1,156
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,354,305 shares issued, 881,602,137 shares outstanding)
Capital surplus	2,506	2,497	2,481
Accumulated result	3,022	2,828	2,723
Accumulated other comprehensive income	969	627	1,164
Treasury stock	(304)	(308)	(377)
Total parent company shareholders' equity	7,349	6,800	7,147
Noncontrolling interest	1,004	1,041	1,216
Total equity	8,353	7,841	8,363
Total liabilities and equity	13,706	13,272	13,655

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q3 2010	Q2 2010	Q3 2009

Net Cash from operating activities	548	361	225
Net Cash used in investing activities	(120)	(300)	(311)
Net Cash used in financing activities	(246)	(167)	(36)
Net Cash increase (decrease)	205	(155)	(109)

Selected Cash Flow Data (in US$ millions)	Q3 2010	Q2 2010	Q3 2009

Depreciation & amortization	294	309	342
Payment for Capital expenditures	(298)	(134)	(98)
Dividends paid to shareholders	(62)	(62)	(26)
Change in inventories, net	(84)	(75)	174

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	October 27, 2010	By:	/s/ Carlo Ferro

		Name:	Carlo Ferro
		Title:	Executive Vice President and Chief Financial Officer